Exhibit 99.1

China Customer Relations Centers, Inc. Shareholders Approve Going Private Transaction

TAI’AN, China, June 18, 2021/PRNewswire/ -- China Customer Relations Centers, Inc. (Nasdaq: CCRC) (the “Company”), a leading e-commerce and financial services business process outsourcing service provider in China, today announced that at the extraordinary general meeting of shareholders (the “EGM”) held on June 18, 2021, the Company’s shareholders voted in favor of, among other things, the proposals to authorize and approve (i) the previously announced agreement and plan of merger dated as of March 12, 2021 (the “Merger Agreement”), by and among the Company, Taiying Group Ltd., a business company with limited liability incorporated in the British Virgin Islands (“Parent”) and Taiying International Inc., a business company with limited liability incorporated in the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (ii) the plan of merger and the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands (the “Plan of Merger”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of the Parent (the “Merger”); and (iii) any and all transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

At the EGM a quorum was present and approximately 80% of the Company’s outstanding shares were voted in favor of the proposal to authorize and approve the Merger Agreement, and all transactions contemplated by the Merger Agreement and Plan of Merger, including the Merger.

The parties currently expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will become and continue its operation as a privately held company, and its ordinary shares will no longer be listed on the NASDAQ Capital Market.

About China Customer Relations Centers, Inc.

The Company is a leading e-commerce and financial services business process outsourcing service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company’s service is currently delivered from its call centers located in Liaoning Province, Shandong Province, Jiangsu Province, Guangdong Province, Yunnan Province, Hubei Province, Jiangxi Province, Hebei Province, Anhui Province, Sichuan Province, Heilongjiang Province, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, Chongqing City, Shanghai City, and Beijing City. More information about the Company can be found at: www.ccrc.com.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions and other factors that could cause actual results to differ materially from those contained in any such statements. Risks, uncertainties and assumptions include, but are not limited to the following: uncertainties as to the expected benefits and costs of the proposed Merger, the expected timing of the completion of the Merger, and the parties’ ability to complete the Merger considering the various closing conditions; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement, all amendments thereto and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386